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                                   FMC SELECT FUND
                               FMC STRATEGIC VALUE FUND

                          AMENDMENT DATED AUGUST 17, 1998 TO
                              SCHEDULE DATED MAY 8, 1995
                           TO THE ADMINISTRATION AGREEMENT
                               DATED NOVEMBER 14, 1991
                         AS AMENDED AND RESTATED MAY 17, 1994
                                       BETWEEN
                           THE ADVISORS' INNER CIRCLE FUND
                                         AND
                         SEI FINANCIAL MANAGEMENT CORPORATION


Fees: Pursuant to Article 6, Section A, the Trust shall pay the Administrator compensation for services rendered to the FMC Select Fund and the FMC Strategic Value Fund (the "Portfolios") at an annual rate equal 0.15% of the Portfolios' total average daily net assets. There is a minimum annual administration fee of $75,000 per portfolio.

Term: Pursuant to Article 9, the term of this Agreement shall commence on May 8, 1995 and shall remain in effect with respect to the Portfolios for 5 years (the "Initial Term"). This Agreement shall continue in effect for successive periods of 2 years after the Initial Term, unless terminated by either party on not less than 90 days prior written notice to the other party. In the event of a material breach of this Agreement by either party, the non-breaching party shall notify the breaching party in writing of such breach and upon receipt of such notice, the breaching party shall have 45 days to remedy the breach or the nonbreaching party may immediately terminate this Agreement.